UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55686
CUSIP NUMBER:

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AGORA HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

1136 Centre Street Unit 228
Address of Principal Executive Office (Street and Number)

Thornhill, Ontario, Canada L4J 3M8
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the year ended December 31, 2017 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The financial statements will not be finalized in time for the independent auditor to complete there review in order to meet the filing deadline of April 2, 2018.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ruben Yakubov	855	561-4541
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X ] No [ ]
During the year ended December 31, 2017 we incurred an operating loss of $894,612, compared to an operating loss of $249,530 during the same period in year ended December 31, 2016. The substantial increase in operating costs is due to the issuance of shares to a former director and consultant for services rendered in the current fiscal period valued at $750,000. Further the Company recorded a substantial increase to interest expenses in the current period compared to results from the prior fiscal year as a result of the amortization of the debt discount associated with certain convertible notes payable upon a renegotiaion of the conversion terms.

We recorded a net loss of $1,375,250 for the year ended December 31, 2017 compared with a net loss for the same period ended December 31, 2016 of $258,905.

Agora Holdings, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2018	By:	/s/ Ruben Yakubov
		Name:	Ruben Yakubov
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).